Exhibit 99.3

Akari Therapeutics Reports First Quarter 2019 Financial Results

And Highlights Recent Clinical Progress

‒	Positive initial clinical data reported in ongoing bullous pemphigoid (BP) and atopic keratoconjunctivitis (AKC) clinical trials

‒	Further clinical data from BP and AKC trials anticipated in 2019

‒	Pivotal clinical trial for pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) expected to start Q4 2019

‒	Nomacopan, formerly Coversin, accepted as International Nonproprietary Name by World Health Organization

NEW YORK and LONDON, May 29, 2019 - Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement and/or leukotriene systems are implicated, today announced its financial results for the first quarter ended March 31, 2019 and recent clinical progress.

“We have seen positive clinical signals in all three of our new programs in BP, HSCT-TMA and AKC, with rapid improvement in the relevant clinical measures and with no drug-related serious adverse events,” said Clive Richardson, Interim Chief Executive Officer of Akari Therapeutics. “Both AKC and BP have further planned clinical readouts this year, providing a potential opportunity to consider advancing both into pivotal trials in 2020 and further supporting the therapeutic role of combined C5 and LTB4 treatment.”

First Quarter 2019 and Recent Business Highlights

▪	Pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA).

‒	In March 2019, the Company announced it had a successful Type B, pre-IND meeting with the U.S. Food and Drug Administration (FDA) regarding its proposed pivotal clinical trial program for HSCT-TMA. A pivotal trial for HSCT-TMA with nomacopan is expected to start in the fourth quarter of 2019. This condition has an estimated 80% mortality rate in children with this severe disease, with currently no approved treatments.

▪	Phase II clinical trial in patients with bullous pemphigoid (BP).

‒	During the first quarter, the Company announced initial results from the first three patients with mild-to-moderate BP in the ongoing Phase II trial with nomacopan, dosed daily subcutaneously. The data showed no drug-related adverse events and a rapid improvement in disease such that by day 42 of treatment with nomacopan, the BPDAI global score fell by a mean of 52% and blisters/erosions dropped by a mean of 87%. BP is a severe orphan inflammatory skin disease currently treated primarily with steroids and immunosuppressants which bring with them well-known side effects. The Company anticipates data in mild-to-moderate patients from this study by the fourth quarter of 2019, and extension within the current study to include more severe patients in the second half of 2019.

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▪	Phase I/II clinical trial in patients with atopic keratoconjunctivitis (AKC).

‒	In a “first in eye” Phase I/II study in AKC, initial surface of the eye data from the first two patients in the study, treated topically with nomacopan demonstrated no drug-related adverse events. In addition, there was a >35% improvement in composite efficacy score at day 14 of treatment compared to baseline treatment on maximal cyclosporin, the standard of care. The Company is currently in Part A of the study and anticipates progressing into the Part B placebo-controlled efficacy arm by mid-year 2019, with completion of the study by the fourth quarter of 2019.

▪	Expanding pipeline opportunities

‒	The Company is identifying an expanding pipeline of opportunities in diseases where complement and leukotriene pathways are both potentially implicated. For example, at the 2019 Association for Research in Vision and Ophthalmology (ARVO) annual meeting Akari described the role of C5 and LTB4 in an experimental autoimmune uveitis model, underpinning the Company’s plans to develop a clinical back of the eye program.

Upcoming Events and Milestones

▪	HSCT-TMA pivotal clinical trial expected to start in the fourth quarter of 2019.

▪	Mild-to-moderate BP trial results expected in the fourth quarter of 2019.

▪	Expansion of existing BP Phase II clinical trial into the severe patient population expected in the second half of 2019.

▪	Expansion of the AKC Phase I/II trial into Part B placebo-controlled efficacy arm after an independent data review of Part A safety expected mid-year 2019.

▪	Completion of Part B of AKC Phase I/II trial by the fourth quarter of 2019.

▪	Initiate a Phase I clinical trial with new auto-injector pen formulation in the second half of 2019.

First Quarter 2019 Financial Results

▪	Research and development (R&D) income in the first quarter of 2019 was $2.3 million, as compared to R&D expenses of $1.0 million in the same quarter the prior year. This difference is primarily due to the receipt of an R&D tax credit of $4.9 million in the first quarter of 2019, as compared to the receipt of an R&D tax credit of $3.8 million in the first quarter of 2018. Excluding the R&D tax credits in both periods, R&D expenses decreased $2.2 million, or 47%, in the first quarter of 2019 compared to the same period the prior year due primarily to lower expenses for manufacturing as the Company had previously manufactured clinical trial material for supply through 2019.

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▪	General and administrative (G&A) expenses in the first quarter of 2019 were $2.3 million, as compared to $3.3 million in the same quarter last year. This decrease was primarily due to lower expenses associated with professional services, personnel and rent, as well as lower stock-based non-cash compensation expense.

▪	Total other expenses for the first quarter of 2019 was $2.6 million, as compared to total other income of $3.0 million in the same period the prior year. This change was primarily due to $5.3 million of higher expense related to the change in the fair value of the stock option liabilities in 2019 compared to 2018, and to higher foreign exchange gains in 2019 as compared to 2018.

▪	Net loss for the first quarter of 2019 was $2.5 million, compared to a net loss of $1.3 million for the same period in 2018. The increase in net loss in the first quarter of 2019 was due primarily to the change in the fair value of the stock option liabilities and foreign exchange gains previously cited, offset by the receipt of a higher R&D tax credit in the first quarter of 2019.

▪	As of March 30, 2019, the Company had cash of $6.1 million, as compared to cash of $5.4 million as of December 31, 2018. During the first quarter of 2019, the Company received an R&D tax credit of $4.9 million.

▪	On September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”), which provides that, upon the terms, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for $0.02 per share (equivalent to $2.00 per ADS and $500,000). Currently, approximately $1.2 million of the $20.0 million facility has been drawn.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan (Coversin) is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy, or TMA, and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan (Coversin) on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan (Coversin) and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan (Coversin) and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan (Coversin) may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2019 and December 31, 2018

(in U.S. Dollars, except share data)

	March 31, 2019	December 31, 2018
	(Unaudited)
Assets

Current Assets:
Cash	$6,145,555	$5,446,138
Prepaid expenses and other current assets	1,887,780	1,423,184
Deferred financing costs	579,810	585,000
Total Current Assets	8,613,145	7,454,322

Restricted cash	147,924	521,829
Property and equipment, net	15,834	20,425
Patent acquisition costs, net	32,867	32,978
Total Assets	$8,809,770	$8,029,554

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,763,182	$1,586,285
Accrued expenses	1,625,228	1,489,558
Liabilities related to options	4,201,196	1,842,424
Total Liabilities	7,589,606	4,918,267

Commitments and Contingencies

Shareholders' Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,585,693,413
and 1,580,693,413 at March 31, 2019 and December 31, 2018, respectively	23,716,875	23,651,277
Additional paid-in capital	107,097,477	106,616,083
Accumulated other comprehensive loss	(245,258)	(352,426)
Accumulated deficit	(129,348,930)	(126,803,647)
Total Shareholders' Equity	1,220,164	3,111,287
Total Liabilities and Shareholders' Equity	$8,809,770	$8,029,554

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2019 and 2018

(in U.S. Dollars)

	Three Months Ended
	Mar 31, 2019	Mar 31, 2018
Operating Expenses:
Research and development (income) expenses	$(2,318,360)	$1,008,388
General and administrative expenses	2,306,398	3,296,973
Total Operating Expenses	(11,962)	4,305,361
Income (Loss) from Operations	11,962	(4,305,361)

Other Income (Expenses):
Interest income	1,286	64,638
Changes in fair value of option liabilities - (loss)/gains	(2,358,772)	2,945,531
Foreign currency exchange losses	(195,635)	(40,975)
Other expenses	(4,124)	(2,408)
Total Other Income (Expenses)	(2,557,245)	2,966,786
		-
Net Loss	(2,545,283)	(1,338,575)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	107,168	32,799

Comprehensive Loss	$(2,438,115)	$(1,305,776)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	1,580,860,080	1,525,693,393

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Nicholas Brown / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

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